

July 2, 2021

Jacky Wu
Chief Financial Officer
DigitalBridge Group, Inc.
750 Park of Commerce Drive , Suite 210
Boca Raton , Florida 33487

  Re: DigitalBridge Group, Inc.
    Form 10-K for the year ended December 31, 2020
    Filed March 1, 2021
    File No. 001-37980

Dear Mr. Wu:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Real Estate & Construction